Exhibit 99.1

Sierra Metals Reports Consolidated Financial Results for the Second Quarter of 2019

Conference Call August 15, 2019 at 10:30 AM (EDT)

(All $ figures reported in USD)

  Adjusted EBITDA of $12.6 million in Q2 2019 decreased from $28.9 million in Q2 2018, primarily due to lower realized metal prices and the illegal strike at Yauricocha
  Operating cash flows before movements in working capital of $12.8 million in Q2 2019 decreased from $29.5 million in Q2 2018
  Revenue from metals payable of $50.7 million in Q2 2019 decreased from $62.7 million in Q2 2018 due to lower throughput and higher treatment and refining charges incurred at Yauricocha, and lower realized metal prices for all metals, except gold
  Q2 2019 consolidated copper production of 9.7 million pounds, consolidated silver production of 0.8 million ounces, consolidated zinc production of 16.6 million pounds, consolidated lead production of 8.1 million pounds, and consolidated gold production of 2,540 ounces; a 13% increase, 21% increase, 18% decrease, 14% increase, and a 40% increase respectively, compared to Q2 2018, management expects that annual production guidance will still be met(1)
  Record consolidated quarterly throughput, and record quarterly throughput at the Bolivar and Cusi Mines in Mexico
  As at June 30, 2019, the Company has purchased 1.1 million shares under the NCIB for a total amount of $1.6 million
  $40.2 million of cash and cash equivalents as at June 30, 2019
  $50.9 million of working capital as at June 30, 2019
  Net Debt of $59.2 million as at June 30, 2019
  Shareholder conference call to be held Thursday, August 15, 2019, at 10:30 AM (EDT)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

TORONTO--(BUSINESS WIRE)--August 14, 2019--Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) (“Sierra Metals” or the “Company”) today reported revenue of $50.7 million and adjusted EBITDA of $12.6 million on throughput of 662,490 tonnes and metal production of 4.7 million silver equivalent ounces, or 25.2 million copper equivalent pounds, or 57.6 million zinc equivalent pounds for the three month period ended June 30, 2019.

Revenues and Adjusted EBITDA generated during Q2 2019 allowed the Company to fund its capital expenditure programs despite a challenging metal price environment and a loss of production from the illegal strike action at the Yauricocha Mine. Yauricocha’s Cash costs were lower quarter over quarter, while there was a slight increase in the AISC during Q2 2019 compared to Q2 2018 due to the increase in treatment and refining charges related to the zinc concentrate produced, as well as higher general and administrative costs due to higher labour costs. The mine sustained its exceptional performance into July, and the remainder of the year continues to look very promising, despite the significant decline in base metal prices. As previously announced on our July 30, 2019 press release, the management team has revised the release date for the Yauricocha NI 43-101 Reserve and Resource Update to Q4 2019 in order to allow the Company to include the results from additional drilling currently taking place at key, high priority targets at the Yauricocha property.

The Bolivar Mine generated $2.6 million in EBITDA during the quarter, helped by record quarterly throughput despite lower copper prices. Average daily throughput realized during the quarter was approximately 3,700 tpd, and the Company expects to reach 4,000 tpd during Q3 2019, increasing to 4,250 tpd during Q4 2019. Copper head grades are expected to improve during the second half of the year as more ore is sourced from the Bolivar West zone.

At Cusi, the Company realized record quarterly tonnage in the second quarter, resulting in a 41% increase in metal production, even with lower head grades and recoveries for all metals. Daily throughput at Cusi during Q2 2019 was 938 tpd but is expected to reach 1,200 tpd by the end of Q4 2019. The proposed increase to 1,200 tpd has been slower than expected due to poor contractor performance, equipment availability issues, delays in development and stope preparation, and issues with subsidence. To address these issues, the Company is changing to mining contractors who can provide their own equipment, and whose focus will be to significantly increase development to a level of 90 meters per month. Additionally, in order to provide ore with silver head grades of 175 g/t, mine production will focus on the 1704 and 1720 levels of the Santa Rosa de Lima zone. Work will also continue enlarging the ramp size to 4x4 meters, allowing for larger trucks to haul more ore from the mine to the plant.

The Company expects to have an updated NI 43-101 technical report for the Cusi Mine during Q2 2020, which has been pushed back two quarters from the original estimate of Q4 2019. The reason for the delay is to include the results from additional infill drilling currently being completed at the mine in order to improve the quality and classification of the resources/reserves contained within the NI 43-101 technical report. Management is evaluating a delay in the expansion of Cusi from 1,200 tpd to the 2,400 tpd to allow the Company to stabilize Cusi’s operating rates at the 1,200 tpd level first, while increasing silver metallurgical recoveries as well as improving dilution control as these were critical issues during the recent ramp up to 1,200 in H1 2019. Additionally, the revised NI 43-101 technical report will allow for improved strategic mine planning, development and stope preparation. As such, the $10 million of capital expenditures planned for 2019 relating to the plant and tailings dam expansions will be deferred until the expansion timetable is redefined. However, the capital investments already made at the mine and plant during 2018 and the first half of 2019 were necessary to achieve the throughput increases to 1,200 tpd which is required to make the mine profitable at current spot silver prices.

Igor Gonzales, President, and CEO of Sierra Metals stated: “I am pleased with the improvements that we have seen in the production performance for the Company in the second quarter of the year. Building on the first quarter, we have continued to overcome the challenges encountered to date this year including lower metal prices, a strike at Yauricocha, and a slower than expected ramp-up of throughput at Bolivar and Cusi. However, the Company realized record consolidated quarterly throughput during the second quarter, with record throughput at both the Bolivar and Cusi mines which contributed to strong cash flows and good returns on the capital invested in our growth projects. Management expects that the Company will still be within its annual production guidance provided. Furthermore, we remain very focused on improving all three mines to reduce costs where possible while reaching higher throughput rates.”

He continued, “Yauricocha continues to be a solid performer for the Company, and with permits in-hand we are working on completing construction of the tailings dam expansion and Yauricocha shaft deepening to enable us to reach the 3,600 tpd level. We continue to make up for lost production tonnage which occurred during the month-long strike. Also, recently received permits are allowing us to drill new high-value targets, such as Don Leona and Kilkaska from surface. Turning to Bolivar, production has surpassed our original goal of 3,600 tpd and is now headed to 4,250 tpd, with plans to access higher copper grades in the second half of the year. Looking now to the Cusi Mine, where are dealing with challenges previously mentioned in this release. Our focus is currently on improving recoveries and accessing higher grade silver zones at the mine. We expect that these efforts should become more apparent as we progress into the second half of the year. We continue to monitor metal prices, and our capex spend and as such, management has decided it would be prudent to reevaluate the Cusi ramp up to the 2,400 tpd level and defer some of the capital expenditures that were allocated to be spent until we resolve ore dilution and recoveries issues at our recently expanded operations.”

He concluded, “Our balance sheet remains strong with the liquidity needed to meet our operational and growth expenditure requirements. We are also continuing with our efforts to modernize and improve all our mines while implementing best operational practices. These efforts are expected to allow the Company to continue to increase metal production over the coming year. Additionally, our Company-wide ongoing brownfield exploration programs should also lead to further discoveries and growth in reserves and resources, which will add to the value of our assets during the year ahead.”

The following table displays selected financial and operational information for the three and six months ended June 30, 2019:

	Three Months Ended		Six Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Operating
Ore Processed / Tonnes Milled	662,490	602,087	1,230,891	1,159,797
Silver Ounces Produced (000's)	836	692	1,528	1,287
Copper Pounds Produced (000's)	9,723	8,621	17,455	16,710
Lead Pounds Produced (000's)	8,066	7,096	15,020	13,408
Zinc Pounds Produced (000's)	16,593	20,300	33,014	38,514
Gold Ounces Produced	2,540	1,814	4,526	3,765
Copper Equivalent Pounds Produced (000's)[1]	25,230	24,452	47,004	47,937
Zinc Equivalent Pounds Produced (000's)[1]	57,622	55,279	108,277	102,190
Silver Equivalent Ounces Produced (000's)[1]	4,667	4,663	8,652	9,071

Cash Cost per Tonne Processed	$46.11	$44.62	$48.72	$45.60
Cost of sales per AgEqOz	$7.82	$6.68	$8.13	$6.91
Cash Cost per AgEqOz[2]	$7.30	$6.34	$7.78	$6.55
AISC per AgEqOz[2]	$12.31	$9.56	$12.98	$9.70
Cost of sales per CuEqLb[2]	$1.44	$1.27	$1.50	$1.31
Cash Cost per CuEqLb[2]	$1.35	$1.21	$1.43	$1.24
AISC per CuEqLb[2]	$2.28	$1.82	$2.39	$1.83
Cost of sales per ZnEqLb[2]	$0.63	$0.56	$0.65	$0.61
Cash Cost per ZnEqLb[2]	$0.59	$0.53	$0.62	$0.58
AISC per ZnEqLb[2]	$0.99	$0.81	$1.04	$0.86

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.50	$0.50	$0.52	$0.54
AISC per ZnEqLb (Yauricocha)[2]	$0.86	$0.72	$0.86	$0.77
Cash Cost per CuEqLb (Bolivar)[2]	$1.51	$1.14	$1.75	$1.21
AISC per CuEqLb (Bolivar)[2]	$2.55	$1.90	$3.02	$1.92
Cash Cost per AgEqOz (Cusi)[2]	$16.49	$12.78	$16.51	$14.96
AISC per AgEqOz (Cusi)[2]	$25.67	$19.98	$27.79	$23.25
Financial
Revenues	$50,673	$62,721	$99,853	$124,396
Adjusted EBITDA[2]	$12,558	$28,878	$24,599	$56,281
Operating cash flows before movements in working capital	$12,773	$29,525	$24,577	$56,873
Adjusted net income attributable to shareholders[2]	$1,645	$12,557	$2,531	$23,744
Net income (loss) attributable to shareholders	$(158)	$10,843	$(1,882)	$19,546
Cash and cash equivalents	$40,246	$21,804	$40,246	$21,804
Working capital[3]	$50,911	$2,896	$50,911	$2,896
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3) The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the quarter.

Q2 and H1 2019 Financial Highlights

Revenue from metals payable of $50.7 million in Q2 2019 decreased by 19% from $62.7 million in Q2 2018. The decrease in revenues was partially due to a 10% decrease in tonnes processed at the Yauricocha Mine due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019 which resulted in 12 days of lost production during April. Lower revenues were also affected by the decreases in the prices of silver (9%), copper (12%), zinc (13%), and lead (22%), and higher treatment and refining charges incurred on our zinc concentrate. This was partially offset by higher head grades and recoveries for all metals, except zinc head grades at Yauricocha. A 20% increase in throughput at the Bolivar Mine offset declines in copper head grades and copper prices as revenues were consistent quarter over quarter. Cusi’s revenues decreased by 24% due lower head grades and recoveries for all metals quarter over quarter.

Yauricocha’s cash cost per zinc equivalent payable pound was $0.50 (Q2 2018 - $0.50), and AISC per zinc equivalent payable pound of $0.86 (Q2 2018 - $0.72). The increase in the AISC per zinc equivalent payable pound for Q2 2019 compared to Q2 2018 was due to the increase in treatment and refining charges for the zinc concentrate produced, and higher general and administrative costs.

Bolivar’s cash cost per copper equivalent payable pound was $1.51 (Q2 2018 - $1.14), and AISC per copper equivalent payable pound was $2.55 (Q2 2018 - $1.90) for Q2 2019 compared to Q2 2018. The increase in the AISC per copper equivalent payable pound was due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 4,250 tpd level. The majority of these costs are included in opex. Additionally, sustaining capital expenditures were $2.0 million higher in Q2 2019 compared to Q2 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements.

Cusi’s cash cost per silver equivalent payable ounce was $16.49 (Q2 2018 - $12.78), and AISC per silver equivalent payable ounce was $25.67 (Q2 2018 - $19.98) for Q2 2019 compared to Q2 2018. AISC per silver equivalent payable ounce increased due to higher sustaining capital expenditures and lower silver equivalent payable ounces due to a build-up of concentrate inventory at quarter end with a high moisture content that wasn’t shipped until after quarter end. If the build-up of concentrate inventory during H1 2019 had been sold, it would have resulted in the AISC per silver equivalent payable ounce decreasing by $5.50 for Q2 2019 and $4.00 for H1 2019.

Adjusted EBITDA(1) of $12.6 million for Q2 2019 decreased compared to $28.9 million in Q2 2018. The decrease in adjusted EBITDA in Q2 2019 was due to the decrease in revenues realized at Yauricocha and Cusi, mainly due to the illegal strike action at Yauricocha, a decrease in the prices of all metals, and higher operating and administrative costs at Yauricocha.

Cash flow generated from operations before movements in working capital of $12.8 million for Q2 2019 decreased compared to $29.5 million in Q2 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized.

Net income (loss) attributable to shareholders for Q2 2019 was $(0.2) million (Q2 2018: $10.8 million) or ($0.00) per share (basic and diluted) (Q2 2018: $0.07).

Cash and cash equivalents of $40.2 million and working capital of $50.9 million as at June 30, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the quarter. Cash and cash equivalents have increased by $18.4 million during H1 2019 due to $6.9 million of operating cash flows, and $99.2 million drawn down from the Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(28.1) million, $(1.5) million of share repurchases, and repayments of loans, credit facilities and interest of $(58.1) million.

Under the Normal Course Issuer Bid the Company has repurchased 1.1 million shares for a total consideration of $1.6 million.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

The Company received its permit to construct the expansion of the tailing dam facility as well as its permit for the surface drilling program at its Yauricocha Mine in Peru.

The Company repurchased the royalty on its Cusi Silver Mine in Mexico, from Minera Cusi SA de CV for US$4.0 million.

Mine development at Bolívar during Q2 2019 totaled 1,945 meters. A portion of the meters (1,508m) were developed to prepare stopes for mine production. The remainder of the meters (384m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the Lower El Gallo Inferior orebody and Bolivar West orebody.

During Q2 2019, at the Cusi property, mine development totaled 1,387 meters, which included 147 meters of ramp development at the Santa Rosa de Lima Zone; the rest of the development related to stope preparation in various zones within the mines.

Exploration Update

Peru:
During Q2 2019, the Company drilled 65 holes totaling 7,614 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

  Copper Porphyry Mineralization (Central Mine Zone Level 720): 1 hole totaling 136 meters was advanced as the drilling continued to test the priority anomaly located in the monzonite intrusive zone, where a copper molybdenum mineralized porphyry was discovered earlier in the year; drill results continue to display the presence of a copper molybdenum porphyry orebody, where we have observed typical alterations, as well as copper mineralization disseminated in the encased rock, as veinlets with quartz and copper are present with molybdenum;
  Mascota Norte (Level 1170 Central Mine Zone): 6 diamond drill holes totaling 1,183 meters to explore the continuity of mineralization of the orebody at depth; the holes intercepted polymetallic sulphides including the presence of galena and sphalerite within the mineralized orebody;
  Contacto Occidental Orebody (Level 1170 Central Mine Zone): 1 hole totaling 68 meters to explore the continuity of this mineralized orebody which displayed recrystallized limestone in fractured marbled sections. 6 more diamond drill holes are planned to explore this orebody;

Definition Drilling:

  Esperanza (Level 1020 Central Mine Zone): 14 holes totaling 1,847 meters to provide a higher level of certainty of the mineralized orebody in the projection of the 0 floor on the 1020 level. Drilling in this area will continue;
  Antacaca (Level 1070 Central Mine Zone): 22 holes totaling 2,338 meters with the goal of providing more certainty to the indicated and inferred resources, and changing the category of the resources. This mineralized orebody is more of a polymetallic sulphide;
  Joselyn (870 Level Cachi Cachi Mine): 2 holes totaling 272 meters to delineate the Joselyn orebody and provide a higher level of certainty to the indicated and inferred resources. 6 holes will continue to be drilled during the next quarter;
  Karlita (1070 Level Cachi Cachi Mine): 19 holes totaling 1,770 meters to provide more certainty and change the category of the indicated and inferred resources present;

Mexico:

Bolivar

  At Bolívar during Q2 2019, 4,847 meters were drilled from surface as well as diamond drilling within the mine. 1,204 meters were drilled within the mine in the El Gallo Inferior area towards La Montura which intersected a mineralized skarn orebody of semi-massive magnetite and disseminated chalcopyrite. 3,643 meters of exploration drilling was performed from surface in the following areas: 654 meters at Bolivar West to explore the extension of Bolivar West to the Northwest. 821 meters in order to explore the continuity of Bolivar West to the South. 2,168 meters were drilled at La Montura exploring the Northeast part of the Gallo Inferior area. These drill results included a stratiform mineralized orebody of skarn with magnetite and chalcopyrite.

Cusi

  During Q2 2019 the Company drilled 3,867 meters of surface diamond drilling and infill drilling within the mine. Infill drilling of 2,184 meters was performed to support development of the Santa Rosa de Lima vein in order to verify the ore zone and its continuity.

Conference Call Webcast

Sierra Metals’ senior management will host a conference call on Thursday, August 15, 2019, at 10:30 AM (EDT) to discuss the Company’s financial and operating results for the three and six months ended June 30, 2019.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website:

https://event.on24.com/wcc/r/2017091/D5872C00681F1AED9E9F8C9B9E6A517E

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes before the scheduled start time of the call.

Participant Number (Toll-Free North America): (833) 245-9659
Participant Number (Toll-Free Peru): 0800-71-476
Participant Number (International): +1 (647) 689-4231
Conference ID: 7169142

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its Corporate Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777